May 12, 2006
Mail Stop 4561

Via U.S. Mail and Facsimile (631) 531-2759

Mr. John A. Kanas
Chairman, President and
  Chief Executive Officer
North Fork Bancorporation, Inc.
275 Broadhollow Road
Melville, New York  11747

Re:	North Fork Bancorporation, Inc.
Amendment Number One to Form 10-K
April 28, 2006
File Number 001-10458

Dear Mr. Kanas:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4A - Executive Officers of the Registrant, page 13
1. While we note that you disclose executive compensation for the chief executive officer and two other officers, we do not see disclosure for two other of your most highly compensated executive officers other than the CEO. Please revise in accordance with Item
402(a)(3) of Regulation S-K.

Note 10 - Derivative Financial Instruments, page 69
2. For each of the hedging relationships described in your footnote beginning on page 69, please tell us the following so that we may better understand your accounting treatment:

* the specific terms of each hedged item, including any conversion, call, or interest rate deferral features;
* the specific terms of each hedging instrument;
* the specific hedged risk you identify in your hedge documentation;
* the methods you use to assess hedge effectiveness and calculate hedge ineffectiveness for each type of hedge; and
* how you qualify under paragraph 68 of SFAS 133 to use the shortcut method to assess hedge effectiveness, if applicable.
3. For your cash flow hedges of repurchase agreements, please tell us whether any of your hedges involve brokered repurchase agreements. If so, please tell us how you considered any broker fees or commissions paid and/or any discounts/premiums on these repurchase agreements in determining whether your swaps had a fair value of zero at inception, if applicable.
4. For your fair value hedges of subordinated notes which convert from fixed to floating rates after five years, please tell us how you considered the guidance in SFAS 133 Implementation Issue No. F2 in determining that these partial terms fair value hedges can qualify for hedge accounting under SFAS 133.

Item 10 - Directors and Executive Officers of the Registrant, page
100
5. Item 10 of Part III of the instructions to Form 10-K requires disclosure under Item 401. We do not see a description of the business experience for the directors during the past five years. Please revise to provide the business experience of all required people pursuant to Item 401(e) of Regulation S-K.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Amanda Roberts at (202) 551-3417 or Lisa Haynes at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other
questions.


      Sincerely,



      Christian Windsor
      Special Counsel